Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 July 22, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1209
                  US 50 Dividend Strategy Portfolio, Series 1
                       File Nos. 333-196951 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comments given during a telephone conversation with our office regarding amendment no. 2 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1209, filed on July 21, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the US 50 Dividend Strategy Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Security Selection

      1. Please revise the first sentence to clarify the origin of the U.S. company designations.

      Response: The sentence has been revised to state: "Start with the 3,000 largest U.S. companies as determined by Russell Investments, which may include U.S.-listed foreign securities."

      2. The substitution process in step 4 does not state when the process is completed. Please clarify how the substitution process will work.

     Response: The following has been added to the end of step 4: "This substitution process will be repeated, if necessary, until 80% of the portfolio consists of U.S. incorporated companies."

Investment Summary -- Hypothetical Performance Information

      3. Please have Guggenheim Funds Distributors, LLC represent that the hypothetical performance numbers reflect the added substitution process in step 4 and that every year that has performance numbers provided has at least 80% of the portfolio in U.S. incorporated companies.

      Response: Guggenheim Funds Distributors, LLC represents that the hypothetical performance numbers reflect the added substitution process in step 4 and that every year that has performance numbers provided has at least 80% of the portfolio in U.S. incorporated companies.

Additional Revisions

      Due to market fluctuations, real estate investment trusts now comprise 10% of the portfolio. Accordingly, the appropriate disclosure about the risks of holding such securities has been added to the "Principal Risks" section, in addition to the disclosures previously added to the "Investment Risks" section in the prospectus.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren